Exhibit 99.2

Please Vote, Sign, Date, and Return Promptly in the Enclosed Envelope.

Extraordinary Meeting of Shareholders - Dragon Victory International Limited (the “Company”)

DETACH CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND “FOR” PROPOSALS 1 AND 2.

1	To change the name of the Company to Metalpha Technology Holding Limited; and
	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

2	To adopt the second amended and restated memorandum and articles of association of the Company.
	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

This Proxy Card must be signed by the person registered in the register of members at the close of business on 21 October 2022. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *

DRAGON VICTORY INTERNATIONAL LIMITED

Extraordinary General Meeting of Shareholders

15 November 2022

DRAGON VICTORY INTERNATIONAL LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Dragon Victory International Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of the Shareholders (the “Meeting”) and the Proxy Statement, each dated 31 October 2022, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on 15 November 2022, at 9:30 a.m. local time, at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted “FOR” to change the name of the Company to Metalpha Technology Holding Limited and “FOR” to adopt the second amended and restated memorandum and articles of association of the Company.

Please check here if you plan to attend the Meeting on 15 November 2022 at 9:30 a.m. local time. ☐

(Continued and to be signed on Reverse Side)